UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-21513

NOTIFICATION OF LATE FILING

CUSIP NUMBER 233377407

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐    Form N-CSR

For Period Ended: September 30, 2021

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

DXP Enterprises Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5301 Hollister Drive

Address of Principal Executive Office (Street and Number)

Houston, TX 77040

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP Enterprises Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Q3 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company recently filed an amendment to its Annual Report on Form 10-K for the year ended December 31, 2020, an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and also filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. As a result, the Company is still preparing analyses and providing documentation in connection with the Q3 Form 10-Q. The Company intends to file its Q3 Form 10-Q as soon as possible, but does not expect to be able to meet the extended filing deadline of November 15, 2021. Thereafter the Company intends to get back on schedule with its quarterly and annual filings.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kent Yee	713	996-4736
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results for the third quarter 2020 included goodwill impairment and other charges of approximately $48 million as a result of the economic slowdown and impacts from the COVID 19 pandemic. The results for the third quarter of 2021 do not include similar charges or impacts and sales increased in excess of 25% on a comparative year-over year basis.

DXP Enterprises Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2021	By:	/s/ Kent Yee
Kent Yee
Senior Vice President & Chief Financial Officer